October 14, 2020

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

RE:                      Registration Statement for MVP VUL Admiral Flexible Premium Life Insurance Policy (333-238781) funded by Pacific Select Exec Separate Account (811-05563), Request for Acceleration

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request on behalf of Pacific Life Insurance Company and Pacific Select Distributors, LLC (collectively “Registrants”), acceleration of the effective date of the above referenced Registration Statement to October 19, 2020, or as soon thereafter as practicable.

Sincerely,

PACIFIC SELECT EXEC SEPARATE ACCOUNT OF PACIFIC LIFE INSURANCE COMPANY

By:	/s/ Brandon J. Cage
Brandon J. Cage
Assistant Vice President, Counsel

PACIFIC SELECT DISTRIBUTORS, LLC

By:	/s/ Christine Tucker
Christine Tucker
Chief Executive Officer